

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 9, 2018

James L. Robo
Chief Executive Officer
NextEra Energy Partners, L.P.
700 Universe Boulevard
Juno Beach, FL 33408-0420

> **Re: NextEra Energy Partners, L.P.
> Registration Statement on Form S-3
> Filed July 3, 2018
> File No. 333-226066**

Dear Mr. Robo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Office of Consumer Products